SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 1)*

Ocean Electric Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

674811-10-4
(CUSIP Number)

With a copy to: Arch Capital Ventures Ltd. 71-75 Shelton Street London WC2H 9JQ, England T +44 20 3529 6880	with a copy to: Andrew D. Hudders, Esq. Golenbock Eiseman Assor Bell & Peskoe LLP 437 Madison Avenue, 40th Floor New York, NY 10022 (212) 816-8614
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless for displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. 674811-10-4	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arch Capital Ventures Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* Co

SCHEDULE 13D

CUSIP No. 674811-10-4	Page 3 of 4 Pages

This amendment is being filed to amend Items 3 and 5 of the original Schedule 13D, filed by the Reporting Person on January 28, 2015

Item 3.

Source and Amount of Funds and Other Consideration.

On January 19, 2015, Ocean Electric, Inc. (the “Issuer”) issued 5,500,000 shares of Common Stock to the Reporting Person as compensation for services to the Issuer under a service contract with the Reporting Person (the “Issuance”).  The Issuance was reported on this Schedule 13D filed by the Reporting Person on January 28, 2015.  On April 14, 2015, the Issuer and the Reporting Person entered into a novation of their January 19, 2015 agreement to return their business relationship to the status quo before the date of the agreement in January.  On April 30, 2015 the Reporting Person completed the return of the 5,500,000 consideration shares for cancellation and return to the status of authorized but unissued shares of Common Stock of the Company.

Item 5.

Interest in Securities of the Issuer.

As of the April 30, 2015, the Reporting Person beneficially owned no shares of the Issuer’s Common Stock and ceased to be the beneficial owner of more than 5% of the shares of Common Stock.

SCHEDULE 13D

CUSIP No. 674811-10-4	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2015

/s/ Fabrizio Valerii
Fabrizio Valerii, Director